SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH May, 2010

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM Airline joins Star Alliance

Star Alliance network enhanced with more destinations and flights across Brazil and South America

SÃO PAULO, Brazil – May 13th, 2010 – We are the leading Brazilian carrier, and today joined the Star Alliance network, thereby putting the world’s longest serving airline alliance firmly back on the South American continent.

“Our integration into the world’s leading global commercial aviation alliance will allow us to expand our services, offering our customers a smooth and integrated travel experience. There will always be a partner airline that will treat our customers as their own anywhere across the globe,” said Líbano Barroso, CEO of TAM Airlines. “Our brand is now global, and Star Alliance now has a strong presence in South America.”

We offer more than 40 destinations in Brazil and 10 airports across South America. Over the past years, we have expanded its intercontinental network to cover a variety of destinations in the USA and Europe, many of these being Star Alliance hubs. All in all, the Star Alliance network now counts 27 member carriers, offering more than 21,050 daily flights to 1,167 destinations in 181 countries.

“With TAM Airlines we gain a carrier based in South America, an important aviation market and home to many growing economies. Combining TAM Airlines’ network with that of our existing member carriers will allow Star Alliance to offer a very competitive product to, from and within this region,” said Jaan Albrecht, CEO Star Alliance.

Our joining completes a process which originally began in 2006 with the first informal negotiations.

“An intense information and experience exchange process resulted from the first contact,” explained Paulo Castello Branco, Vice President, Commercial and Planning, TAM Airlines. “After the official announcement of our acceptance as a future Star Alliance member in October of 2008, we started to align our operating processes, which involved our functional team at all levels, as well as those of all of our partner carriers. This was a great learning experience and a fundamental step towards our global expansion.”

As a result, we have not only increased the Star Alliance network offer, but is now providing a wide range of customer benefits.

TAM’s Fidelidade customers now collect and redeem points when travelling on all other Star Alliance member carriers. By the same token, participants in the other member carriers’ Frequent Flyer Programmes (FFP) earn points every time they fly TAM Airlines and can redeem points on the TAM network. An added alliance benefit is that travel on any Star Alliance member carrier counts towards achieving status in the selected FFP. One of the Star Alliance Gold membership benefits is Lounge access; with TAM Airlines the number of designated Gold Lounges across the network has grown to over 990.

Corporate customers have long been a main target group of the Star Alliance network. Through TAM Airlines, our offer to the vast corporate market in Brazil - South America’s largest economy - has gained in value. Christopher Korenke, Star Alliance Vice President Commercial: “With TAM Airlines we now have a very comprehensive product in the local market and have expanded our reach for those needing to travel to Brazil and South America. This is an important selling point when dealing with large corporate customers in Brazil.”

Additionally, flights operated by us will be included in both Star Alliance Conventions Plus and Meetings Plus, enhancing the value proposition of these products. Convention and meeting organisers based in South America can use the enlarged Star Alliance network to contract their travel requirements. Furthermore, organisers based in other parts of the world can now rely on Star Alliance to provide delegate transport from many additional destinations in South America.

Leisure travellers as well will stand to benefit from TAM Airlines’ membership in Star Alliance. The popular Round the World Fare now offers numerous new travel combinations throughout Brazil and South America, as well as more flights between Brazil and Europe, and Brazil and the USA. Moreover, TAM will be selling the North America and Europe Airpasses, allowing customers to purchase “value-for-money” air travel on the Star Alliance network in these regions in combination with a long-haul ticket from Brazil.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Media Relations
Fax: (55) (11) 5582-8149	www.tam.com.br
invest@tam.com.br	www.taminforma.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0328
equipetam@mvl.com.br

About TAM:
We are a member of star alliance and have been the leader in the Brazilian domestic market for more than four years, and held a 42.1% domestic market share and 85.4% international market share in April 2010. We operate regular flights to 43 destinations throughout Brazil and we serve 82 different cities in the domestic market through regional alliances. Operations abroad include our flights to 18 destinations in the United States, Europe and South America: New York , Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), La Paz, Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). We have code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 72 other destinations in the U.S., Europe and South America. We were the first Brazilian airline company to launch a loyalty program. Currently, the program has over 6.9 million subscribers and has awarded more than 10.6 million tickets.

About Star Alliance:
The Star Alliance network was established in 1997 as the first truly global airline alliance to offer worldwide reach, recognition and seamless service to the international traveller. Its acceptance by the market has been recognised by numerous awards, including the Air Transport World Market Leadership Award, Best Airline Alliance by both Business Traveller Magazine and Skytrax. The member airlines are: Adria Airways, Air Canada, Air China, Air New Zealand, ANA, Asiana Airlines, Austrian, Blue1, bmi, Brussels Airlines, Continental Airlines, Croatia Airlines, EGYPTAIR, LOT Polish Airlines, Lufthansa, Scandinavian Airlines, Shanghai Airlines, Singapore Airlines, South African Airways, Spanair, SWISS, TAM AIrlines, TAP Portugal, Turkish Airlines, THAI, United and US Airways. Aegean Airlines and Air India have been announced as future members. Overall, the Star Alliance network offers more than 21,050 daily flights to 1,167 airports in 181 countries.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.